Henkel

A Brand like a Friend

RECEIVED
2005 NOV -7 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05012328

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2005-11-02

PROCESSED
MF NOV 07 2005
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press Release: "Henkel reports strong third quarter."

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

Encl.

VCmail
02.11.2005 07:55
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Christa Richardt-Straube/DE/EMEA/HENKEL)
Thema: From the desk of Ulrich Lehner: "Henkel reports strong third quarter / Henkel mit einem starken 3. Quartal"

From the desk of Ulrich Lehner

Henkel

A Brand like a Friend

Henkel reports strong third quarter / Henkel mit einem starken 3. Quartal

Ladies and Gentlemen,

The positive business development of quarters one and two continued unabated in the third quarter, enabling us to present to the public today - at our fall press conference - gratifying third-quarter results.
The fact that all business sectors achieved organic growth, that is to say growth in sales after adjusting for foreign exchange and acquisitions and divestments, is especially agreeable.
Please find the most important financial figures in the press release attached.
I would like to take this opportunity to congratulate you all on the good performance achieved and encourage you to pursue this successful course also in the fourth quarter.

Kind regards,

Ulrich Lehner

Liebe Mitarbeiterinnen und Mitarbeiter,

die positive Entwicklung der Quartale eins und zwei hat sich auch im 3. Quartal fortgesetzt, so dass wir heute - im Rahmen der Herbstbilanzpressekonferenz - der Öffentlichkeit auch ein gutes Ergebnis für das dritte Quartal vorstellen können. Besonders erfreulich ist die Tatsache, dass alle Unternehmensbereiche ein organisches Wachstum, das heißt, ein Wachstum aus eigener Kraft erzielen konnten. Die wichtigsten Kennzahlen finden Sie in unserer Pressemitteilung, die Sie im Anhang zu diesem Schreiben finden. Auf diesem Wege möchte ich allen zu diesem Ergebnis gratulieren und Sie zugleich darum ersuchen, es als zusätzlichen Ansporn für unsere erfolgreiche Entwicklung im 4. Quartal zu nehmen.

Mit freundlichen Grüßen

Ulrich Lehner

<u>Press Release</u>

Momentum in organic sales growth maintained

Henkel reports strong third quarter

The Henkel Group generated a double-digit percentage increase in both sales and operating profit (EBIT) in the third quarter of 2005. Net earnings for the quarter and earnings per share were also higher.

"I am delighted with our Q3 results and encouraged by the fact that all business sectors were able to turn in highly gratifying performances," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "We succeeded in significantly accelerating organic growth through the introduction of a range of innovative new products and regional expansion in North America and in emerging markets. Due to this growth and the fact that it has been accompanied by a positive development in earnings in the first nine months, I can confirm our guidance for the full fiscal year."

Düsseldorf - In the third quarter of 2005, the Henkel Group achieved an increase in **sales** of 13.2 percent to 3,140 million euros. Adjusted for foreign exchange, the rise was 12.0 percent. Organic sales growth, i.e. adjusted for foreign exchange and acquisitions/divestments, accelerated to 5.8 percent, following 1.5 percent in the first quarter and 3.3 percent in the second quarter.

The Henkel Group achieved an increase of 17.7 percent in **operating profit (EBIT)**, after adjusting for foreign exchange. At 300 million euros before adjustment, EBIT was 18.9 percent above the comparable prior-year level.

Return on sales (EBIT) increased by 0.4 percentage points to 9.5 percent. **Return on capital employed (ROCE)** also improved by 0.4 percentage points to 13.5 percent, with the substantial increase in operating profit more than offsetting the growth in capital employed arising from acquisitions. Due to the absence of earnings from the divested stake in Clorox, income from participations fell from 44 million euros to 26 million euros. Net interest expense for the period increased from -46 million euros to -59 million euros. Overall, **financial items** fell from -2 million euros to -33 million euros.

With a slightly reduced **tax rate** of 25.5 percent, **net earnings for the quarter** after minority interests were 195 million euros, 7.7 percent above the comparable prior-year figure. **Earnings per preferred share** rose by 7.1 percent to 1.36 euros.

Developments by Business Sector

Sales of the **Laundry & Home Care** business sector, after adjusting for foreign exchange, were 11.2 percent above the prior-year quarter. Before adjustment, they were 12.0 percent higher at 1,086 million euros. A highly respectable 5.7 percent increase in organic sales growth and the businesses acquired from Clorox were the primary contributing factors. Operating profit, adjusted for foreign exchange, rose by 15.6 percent versus the comparable figure for the previous year. Strong sales increases were registered in the heavy-duty detergents business, particularly in the USA. While the market position in relation to special detergents in Western Europe remained difficult, overall business in Eastern Europe, the USA and Mexico grew. Household cleaners remained the most important growth drivers. Due to the success of its "Power" household cleaners and dishwashing detergents, the Company was able to gain further market share in Europe.

Sales of the **Cosmetics/Toiletries** business sector increased by 4.1 percent, adjusted for foreign exchange. This was all organic growth. At 681 million euros, sales before adjustment were 4.9 percent higher than in the previous year. Operating profit, adjusted for foreign exchange, was 14.7 percent above the comparable prior-year level.
The hair cosmetics business performed very well, particularly in Europe. A series of product launches including the Schwarzkopf Natural & Easy range of colorants, combined with numerous marketing activities relating to the styling brand Taft, were among the major drivers of this development. The good growth achieved in the body care business was due in particular to the expansion of the company's body wash product range in North America. The skin care business was given an innovation-based boost through the introduction of Diadermine Novalift. The oral care business continued to profit from demand for dental whitening products in Europe. In the hair salon business, which experienced further growth particularly in Germany and Eastern Europe, the professional Bonacure brand was given a worldwide relaunch.

Sales of the **Consumer and Craftsmen Adhesives** business sector were 19.5 percent above

the prior-year figure, after adjusting for foreign exchange. Before adjustment, sales rose by 21.6 percent to 481 million euros, with organic growth of 6.0 percent. Operating profit, adjusted for foreign exchange, rose by 6.8 percent versus the comparable prior-year figure. Adhesives and adhesive tapes for home, school and office enjoyed a slight improvement. The innovative adhesive tape product "Easy Start" was gradually introduced into the international markets, where it was very well received. The high sales growth rate achieved for adhesives and sealants for DIY and craftsmen came from countries outside Western Europe. The building adhesives business continued to develop very well, with the highest growth rates being recorded in Eastern Europe.

The **Henkel Technologies** business sector increased sales by 17.8 percent, after adjusting for foreign exchange. Before adjustment, sales rose by 19.6 percent to 832 million euros, with organic growth of 7.9 percent. Operating profit, adjusted for foreign exchange, exceeded the comparable prior-year by 23.6 percent. In the aerospace industry, Henkel experienced increasing demand for its composite adhesives. The automotive business benefited from the market launch of the PVC-free surface coatings and products for sound insulation applications. The electronics business also benefited from a significant increase in demand.
In the steel industry, Henkel enjoyed a successful new product launch aimed at major automobile suppliers. The Company's activities in the durable goods market (e.g. refrigeration equipment) resulted in substantial business growth. There was a revival in the sale of film laminating adhesives used in the manufacture of packagings for consumer goods. And in the industrial maintenance, repair and overhaul sector, Henkel successfully launched a range of adhesives based on epoxy resin.

Regional Performance

Sales in the **Europe/Africa/Middle East** region increased by 5.5 percent, after adjusting for foreign exchange, and before adjustment by 6.1 percent to 1,916 million euros. In Eastern Europe, sales once again increased double-digit, while in Western Europe they matched the prior-year figure. In Germany, too, sales were not far below the level achieved in the previous year. In **North America**, sales increased by 32.1 percent, after adjusting for foreign exchange, and before adjustment by 32.2 percent to 772 million euros. All business sectors reported a substantial expansion in business. The rise is primarily due to the acquisitions of Sovereign and the Clorox businesses. In **Latin America**, sales, adjusted for foreign exchange, rose by 12.0 percent, with all the business sectors achieving growth due to the high level of business activity in the region. Before adjustment, sales rose by 22.5 percent to 151 million euros. In the **Asia-Pacific** region, sales, after adjusting for foreign exchange, were 17.9 percent above the prior-year quarter. Before adjustment, the increase was 22.0 percent to 241 million euros. Henkel Technologies and the Laundry & Home Care business sector, which benefited from the South Korean insecticide business acquired from Clorox in the previous year, were the prime movers here.

Major Participation

Ecolab Inc. of St. Paul, Minnesota, USA, in which Henkel has a 28.4 percent stake, increased sales by 6.8 percent to 1,165 million US dollars in the third quarter 2005. Net earnings for the quarter rose 9.3 percent to 103.7 million US dollars. The market value of the participation as of September 30, 2005, amounted to 1.9 billion euros.

Outlook

Henkel confirms its sales and profit forecast for 2005. The company intends to grow more strongly than its respective markets and expects to achieve organic growth (sales adjusted for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005.

Before exceptional items, Henkel expects operating profit (EBIT) to increase in the high teens percentage range, after adjusting for foreign exchange. It should be noted here that, from January 1, 2005, EBIT will generally increase due to the elimination of scheduled goodwill amortization. The comparable EBIT for 2004 is therefore 1,000 million euros.

Despite the absence of the income from the Group's former Clorox investment, Henkel expects earnings per preferred share (EPS) to remain at the high level of the previous year. The basis for this forecast is earnings per preferred share before goodwill amortization and exceptional items, i.e. a comparable EPS of 5.21 euros.

November 2, 2005

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-4040

press@henkel.com
www.presse.henkel.de

You will find further details relating to Henkel Group performance in the third quarter 2005 in the Internet at:

http://financialreports.henkel.com

Presseinformation

This information is meant for ALL employees.

Please, therefore, pass it on to all those who have no Lotus Notes access and thus did not get the information directly.

Diese Information richtet sich an ALLE Mitarbeiter.

Bitte leiten Sie sie daher an alle Mitarbeiter weiter, die keinen Lotus Notes-Zugang haben und die Information daher nicht direkt bekommen.

Distributed by Corporate Communications

Absender/ From	**Ansprechpartner/ Responsible**	**Verteiler/ Distribution**
Ulrich Lehner	Ernst Primosch	Henkel worldwide

Information for Our Shareholders

Q3

July – September 2005

Quality Worldwide



Henkel

A Brand like a Friend

Henkel Group: Financial Highlights

in million euros

	Q3/2004	comparable Q3/2004	**Q3/2005**	**Change[1]**	comparable 1 – 9/2004	**1 – 9/2005**	**Change[1]**
Sales	**2,772**	**2,772**	**3,140**	**13.2 %**	**7,871**	**8,886**	**12.9 %**
Operating profit (EBIT)	**202**	**252**	**300**	**18.9 %**	**719**	**861**	**19.6 %**
Laundry & Home Care	82	94	109	15.9 %	252	319	26.4 %
Cosmetics/Toiletries	52	69	80	14.9 %	202	232	14.5 %
Consumer and Craftsmen Adhesives	46	50	54	8.5 %	132	141	6.8 %
Henkel Technologies	52	69	86	25.9 %	225	256	13.9 %
Return on sales (EBIT) %	**7.3**	**9.1**	**9.5**	**0.4 pp**	**9.1**	**9.7**	**0.6 pp**
Earnings before tax	**200**	**250**	**267**	**6.8 %**	**735**	**764**	**3.9 %**
Net earnings for the quarter / nine months	**135**	**185**	**199**	**7.6 %**	**543**	**568**	**4.6 %**
Net earnings after minority interests	**131**	**181**	**195**	**7.7 %**	**533**	**556**	**4.3 %**
Earnings per preferred share in euros	**0.92**	**1.27**	**1.36**	**7.1 %**	**3.74**	**3.90**	**4.3 %**
Earnings per ordinary share in euros	**0.91**	**1.26**	**1.35**	**7.1 %**	**3.70**	**3.86**	**4.3 %**
Return on capital employed (ROCE) %	**13.1**	**13.1**	**13.5**	**0.4 pp**	**13.2**	**13.1**	**-0.1 pp**
Capital expenditures on property, plant and equipment	**96**	**96**	**99**	**3.1 %**	**241**	**272**	**12.9 %**
Research and development costs	**71**	**71**	**81**	**14.1 %**	**204**	**235**	**15.2 %**
Number of employees (as of September 30)	**50,814**	**50,814**	**51,857**	**2.1 %**	**50,814**	**51,857**	**2.1 %**

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights Third Quarter 2005

Innovations


WC
FRISCH
FreshSurfer
ALESSI

WC Frisch FreshSurfer


NEW
Schwarzkopf
560
Natural
&Easy

Schwarzkopf
Natural & Easy


Sista
DICHT
FEST

Sista Seal & Fix


Terokal
5074 FO-25

Terokal 5074: crash-resistant structural adhesive

Key Financials

- Sales: +13.2 percent with strong organic growth of 5.8 percent
- Comparable operating profit (EBIT): +18.9 percent
- Earnings per preferred share (EPS): +7.1 percent
- Sales and profit forecast for the full fiscal year confirmed

Key Facts

- Strong organic sales growth for all business sectors
- Double-digit sales growth and margin increase in North America, Latin America, Eastern Europe and Asia-Pacific
- Significant increase in operating profit (EBIT) posted by all business sectors
- Return on sales (EBIT) up 0.4 percentage points despite substantial increase in raw material costs

Pursuant to IFRS 3 “Business Combinations”, which came into force on March 31, 2004, effective fiscal year 2005 goodwill is no longer subject to scheduled amortization; instead, it must be reviewed at least annually for impairment based on impairment tests. For better comparability, the figures for the first nine months of 2004 and for the third quarter of 2004 have been shown with an additional column depicting the situation before goodwill amortization.

Business Performance Third Quarter 2005

Underlying Trading Conditions

Despite high oil prices, world economic growth eased only slightly in the third quarter.

Nevertheless, consumers in most countries in Europe continued to remain cautious, while those in the USA and in the growth regions of Latin America and Asia were more receptive to spending.

Europe's industrial production increased slightly above the level of the previous year. Industrial growth in the USA was maintained. In Latin America, there was a further significant increase in industrial output. Industrial growth in a number of Asian countries also picked up after a brief slow-down.

There was a further increase in worldwide automotive production. Output from the electronics industry was up once again, while there was tempered growth in the paper and packaging industries. Europe's construction industry remained depressed with only slight signs of a recovery. In the other regions, however, the construction industry achieved higher growth rates.

Business Performance

Sales and Profit

In the third quarter of 2005, Henkel Group sales adjusted for foreign exchange increased 12.0 percent, and 13.2 percent before adjustment. All business sectors contributed to this rise. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, further accelerated, increasing to a very encouraging 5.8 percent following 1.5 percent in the first quarter and 3.3 percent in the second quarter. Acquisitions also contributed to the growth in sales. While the household cleaner and insecticide businesses, acquired from Clorox, supported growth in the Laundry & Home Care business sector, the Consumer and Craftsmen Adhesives and Henkel Technologies business sectors profited particularly from the Sovereign acquisition.

Compared with the prior-year quarter, the gross margin fell by 1.1 percentage points to 45.1 percent. This decrease is due in particular to increasing costs for raw materials and packaging. Marketing, selling and distribution costs grew by 8.2 percent. Research and development costs and administrative expenses increased roughly proportional to sales, rising by 14.1 percent and 11.6 percent respectively.

Operating profit (EBIT) after adjusting for foreign exchange rose by 17.7 percent versus the comparable prior-year figure, with all business sectors contributing. Return on sales (EBIT) increased, compared with the previous year, by 0.4 percentage points to 9.5 percent.

Return on capital employed (ROCE) likewise improved by 0.4 percentage points to 13.5 percent, with the substantial increase in operating profit outweighing the increase in capital employed attributable to acquisitions.

Sales[1] in million euros	Q3	1 – 9
2005	**3,140**	**8,886**
2004	**2,772**	**7,871**
Change versus previous year	13.2 %	12.9 %

[1] change calculated on the basis of units of 1,000 euros

Sales development	Q3	1 – 9
Change versus previous year	13.2 %	12.9 %
Foreign exchange	1.2 %	–0.2 %
after adjusting for foreign exchange	12.0 %	13.1 %
acquisitions/divestments	6.2 %	9.4 %
organic[1]	5.8 %	3.7 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros	Q3	1 – 9
2005	**300**	**861**
2004 comparable	**252**	**719**
Change versus previous year	18.9 %	19.6 %
after adjusting for foreign exchange	17.7 %	19.9 %

[1] change calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q3	1 – 9
2005	**9.5 %**	**9.7 %**
2004 comparable	**9.1 %**	**9.1 %**
Change versus previous year	0.4 pp	0.6 pp
after adjusting for foreign exchange	0.5 pp	0.5 pp

pp = percentage points

Net earnings after minority interests for the quarter / nine months in million euros	Q3	1 – 9
2005	**195**	**556**
2004 comparable	**181**	**533**
Change versus previous year	7.7 %	4.3 %

Earnings per preferred share in euros	Q3	1 – 9
2005	**1.36**	**3.90**
2004 comparable	**1.27**	**3.74**
Change versus previous year	7.1 %	4.3 %

Income from participations fell from 44 million euros to 26 million euros due to the absence of earnings from our divested Clorox stake. This was somewhat offset by the good performance of Ecolab. Net interest expense increased by 13 million euros to – 59 million euros due to the increase in average borrowings and the rise in US dollar interest rates. Overall, financial items fell from – 2 million euros to – 33 million euros. With the tax rate decreasing slightly to 25.5 percent, net earnings for the quarter exceeded the comparable prior-year figure by 7.6 percent, rising to 199 million euros. After minority interests, net earnings for the quarter amounted to 195 million euros. Earnings per preferred share increased by 7.1 percent to 1.36 euros.

Acquisitions

Effective September 30, 2005, Henkel acquired the European craftsmen and DIY sealants business of the French manufacturer Rhodia. With around 150 employees, Rhodia generated sales in this business in excess of 50 million euros in fiscal 2004.

Capital Expenditures

Capital expenditures on property, plant and equipment for continuing operations amounted to 99 million euros. A total of 12 million euros was invested in intangible assets.

Research and Development

Expenditures for research and development by the Henkel Group totaled 81 million euros. As in the previous year, this represents 2.6 percent of sales.

Employees

As of September 30, 2005, the number of Henkel Group employees was 51,857. Eighty percent of personnel are located outside Germany.

Major Participation

Henkel has a 28.4 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the third quarter of 2005, Ecolab reported sales of 1,165 million US dollars, an increase of 6.8 percent compared with the same quarter of the previous year. Net earnings for the quarter increased by 9.3 percent to 103.7 million US dollars. The market value of this participation as of September 30, 2005, amounted to around 1.9 billion euros.

Share Price Performance

The quoted price of the Henkel preferred share, which is listed on the German Stock Index (DAX), gained 2.2 percent compared with the closing price for the second quarter of 2005, rising from 74.02 euros to 75.67 euros. Over the same period, the DAX rose by 10.0 percent and the Dow Jones Euro Stoxx Consumer Goods Index increased by 11.8 percent. In the first nine months of 2005, the Henkel preferred share gained 18.2 percent, thus keeping pace with the 18.5 percent increase in the DAX. The Dow Jones Euro Stoxx Consumer Goods Index has risen 22.0 percent since the beginning of the year.

Share price performance Q3 2005 in euros


85
80
75
70
July
August
September
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
June 30, 2005
September 30, 2005

Major Events

At the 6th Efficient Consumer Response (ECR) Conference held in Düsseldorf on September 8, 2005, Henkel received the 2005 ECR Award for the activities of the Laundry & Home Care and Cosmetics/Toiletries business sectors. This award was in recognition of our consistent performance in category management in retail trade, tailored to consumer requirements.

At our Science Press Conference held on September 28, 2005, we launched the latest edition of Henkel's research magazine "in view of tomorrow". Among the innovations published were a new active ingredient from the field of nanotechnology that combats the problem of over-sensitive teeth, and adhesive systems for flexible solar roof paneling.

Outlook

Underlying Trading Conditions

The high raw material prices have increased economic risk, but so far only slightly dampened growth. The uncertain situation, particularly in relation to petroleum-based raw materials, has led to a continuing tense situation in the raw material markets. Our response to this will be to further adjust our market prices and to implement our restructuring measures as planned.

Despite a slight improvement in the consumer climate, we do not anticipate any significant revival in private consumption in Western Europe. In most other regions, however, we expect consumer spending to accelerate.

We continue to anticipate a moderate increase in industrial output. Automotive production will, in our estimate, further rise, with the emerging economies driving growth. Output from the electronics industry is likely to slightly exceed last year's high level. The paper and packaging industries will, in our view, undergo moderate expansion. With growth lower than anticipated, the steel and metals industry has somewhat fallen short of our expectations. The construction industry in Europe is likely to remain weak for the rest of 2005. One of the decisive factors here is a further decline in German building output. We anticipate a more favorable development in the construction industry in other regions.

Sales and Profit Forecast 2005

We confirm our sales and profit forecast for 2005. Our intention is to grow more strongly than our respective markets. The Henkel Group expects to achieve organic growth (sales adjusted for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005.

We expect operating profit (EBIT) before exceptional items to increase in the high teens percentage range after adjusting for foreign exchange. It should be noted here that, from January 1, 2005, EBIT will generally increase due to the elimination of scheduled goodwill amortization. The comparable EBIT for 2004 is therefore 1,000 million euros.

Despite the absence of income from our previous Clorox participation, we expect earnings per preferred share (EPS) to remain at the high level of the previous year. The basis for this forecast is earnings per preferred share before goodwill amortization and exceptional items, i.e. a comparable EPS of 5.21 euros.

Regional Performance

Henkel Group: Key figures by region[1], Third Quarter 2005 in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales July – September 2005	**1,916**	**772**	**151**	**241**	**60**	**3,140**
Sales July – September 2004	1,805	584	123	197	63	2,772
Change versus previous year	6.1 %	32.2 %	22.5 %	22.0 %	–	13.2 %
after adjusting for foreign exchange	5.5 %	32.1 %	12.0 %	17.9 %	–	12.0 %
Proportion of Group sales July – September 2005	**61 %**	**24 %**	**5 %**	**8 %**	**2 %**	**100 %**
Proportion of Group sales July – September 2004	65 %	21 %	5 %	7 %	2 %	100 %
EBIT July – September 2005	**203**	**107**	**8**	**11**	**–29**	**300**
EBIT July – September 2004 comparable	218	56	5	3	–30	252
Change versus previous year	–7.0 %	93.5 %	52.1 %	>100 %	–	18.9 %
after adjusting for foreign exchange	–7.9 %	94.7 %	34.6 %	>100 %	–	17.7 %
Return on sales (EBIT) July – September 2005	**10.6 %**	**13.9 %**	**4.9 %**	**4.7 %**	**–**	**9.5 %**
Return on sales (EBIT) July – September 2004 comparable	12.1 %	9.5 %	3.9 %	1.8 %	–	9.1 %

[1] change calculated on the basis of units of 1,000 euros

Henkel Group: Key figures by region[1], January – September 2005 in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales January – September 2005	**5,578**	**2,034**	**416**	**680**	**178**	**8,886**
Sales January – September 2004	5,316	1,438	349	575	193	7,871
Change versus previous year	4.9 %	41.4 %	19.0 %	18.3 %	–	12.9 %
after adjusting for foreign exchange	4.6 %	45.2 %	15.5 %	17.4 %	–	13.1 %
Proportion of Group sales January – September 2005	**63 %**	**23 %**	**5 %**	**7 %**	**2 %**	**100 %**
Proportion of Group sales January – September 2004	68 %	18 %	4 %	7 %	3 %	100 %
EBIT January – September 2005	**639**	**253**	**21**	**35**	**–87**	**861**
EBIT January – September 2004 comparable	618	154	16	23	–92	719
Change versus previous year	3.2 %	64.6 %	30.8 %	50.3 %	–	19.6 %
after adjusting for foreign exchange	2.8 %	69.4 %	26.2 %	44.5 %	–	19.9 %
Return on sales (EBIT) January – September 2005	**11.4 %**	**12.4 %**	**5.0 %**	**5.2 %**	**–**	**9.7 %**
Return on sales (EBIT) January – September 2004 comparable	11.6 %	10.7 %	4.5 %	4.1 %	–	9.1 %

[1] change calculated on the basis of units of 1,000 euros

Sales in the **Europe/Africa/Middle East** region, after adjusting for foreign exchange, increased by 5.5 percent, and by 6.1 percent before adjustment, with all business sectors reporting a significant plus. In Eastern Europe, sales once again underwent a double-digit increase, while sales in Western Europe matched the prior-year figure. In Germany, too, sales were not far below the level for the previous year. Comparable operating profit (EBIT) for the Europe/Africa/Middle East region fell by 7.9 percent after adjusting for foreign exchange, and by 7.0 percent before adjustment. This decline is due in particular to the fact that, for reasons of competitive pressure, the increase in raw material prices could not be fully passed on in Western Europe. Return on sales was 10.6 percent.

In the **North America** region, sales increased by 32.1 percent, after adjusting for foreign exchange, and by 32.2 percent before adjustment. The rise is primarily due to the acquisitions of Sovereign and the Clorox businesses. All our business sectors posted a significant increase in sales. The comparable operating profit for the North America region increased, likewise due to our acquisitions, by 94.7 percent after adjusting for foreign exchange, and by 93.5 percent before adjustment. Return on sales rose by 4.4 percentage points to 13.9 percent.

Sales in the **Latin America** region grew 12.0 percent after adjusting for foreign exchange, and by 22.5 percent before adjustment. Owing to the high level of business activity in the region, all our business sectors succeeded in significantly expanding sales. The comparable operating profit for the Latin America region increased by 34.6 percent after adjusting for foreign exchange, and by 52.1 percent before adjustment. Return on sales rose by 1.0 percentage points to 4.9 percent.

In the **Asia-Pacific** region, sales after adjusting for foreign exchange were 17.9 percent above the prior-year quarter, and up 22.0 percent before adjustment. Henkel Technologies and also the Laundry & Home Care business sector, which profited from the South Korean insecticide business acquired in the previous year from Clorox, were major contributors to this rise. The comparable operating profit for the Asia-Pacific region tripled compared with the prior-year quarter both before and after adjusting for foreign exchange. Return on sales rose by 2.9 percentage points to 4.7 percent.

Laundry & Home Care

Sales[1] in million euros

	Q3	1 – 9
2005	**1,086**	**3,055**
2004	**970**	**2,658**
Change versus previous year	12.0 %	14.9 %

[1] change calculated on the basis of units of 1,000 euros

Sales development

	Q3	1 – 9
Change versus previous year	12.0 %	14.9 %
Foreign exchange	0.8 %	–0.5 %
after adjusting for foreign exchange	11.2 %	15.4 %
acquisitions/divestments	5.5 %	11.8 %
organic[1]	5.7 %	3.6 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q3	1 – 9
2005	**109**	**319**
2004 comparable	**94**	**252**
Change versus previous year	15.9 %	26.4 %
after adjusting for foreign exchange	15.6 %	27.1 %

[1] change calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q3	1 – 9
2005	**10.0 %**	**10.4 %**
2004 comparable	**9.7 %**	**9.5 %**
Change versus previous year	0.3 pp	0.9 pp
after adjusting for foreign exchange	0.4 pp	1.0 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector, after adjusting for foreign exchange, exceeded the prior-year quarter by 11.2 percent. A very encouraging 5.7 percent increase in organic growth and the businesses acquired from Clorox were the main contributory factors. While sales in Western Europe reached the same level as in the prior-year quarter, we achieved double-digit growth rates in Eastern Europe, Asia and also North and Latin America.

Operating profit after adjusting for foreign exchange was 15.6 percent above the comparable prior-year figure. This disproportionate rise was accomplished in the face of increasing raw material prices thanks to a reduction in overall costs and the partial implementation of price increases. Return on sales therefore rose by 0.3 percentage points to 10.0 percent. Return on capital employed (ROCE) was 13.6 percent.

Our *heavy-duty detergents business* performed very well. Strong sales increases were registered outside Europe, and particularly in the USA. In Europe, we succeeded in substantially increasing our market share. In France, a sensitive tabs variant was added to the range of our premium brand Le Chat. In Egypt, we were able to revamp our Persil product range with a relaunch.

Sales of *special detergents* also grew substantially, particularly in the USA and Mexico. Europe presented a mixed picture. While we were able to further expand our leading position in Eastern Europe, the market situation in Western Europe remained difficult. In Benelux and Portugal, our successful Oxi stain removers were further supplemented by a product offering a spray function.

Household cleaners remained our most important growth drivers. All regions turned in a highly gratifying performance. The businesses acquired from Clorox also enjoyed further growth. In Europe, we gained market share through our successful Power household cleaners and our dishwashing detergents. Also worthy of particular attention is Pril, one of the best established of Henkel's brands. Despite heavy competition, Pril sales again enjoyed substantial increase and further expanded the brand's leading position in the German dishwashing product market. Working together with the designers of Alessi, we have developed a toilet air freshener – FreshSurfer – which has since been successfully rolled out throughout most of Europe.

Outlook

Taking the year as a whole, we continue to expect organic sales growth to be above the market average, and operating profit adjusted for foreign exchange to undergo a double-digit rise versus the comparable prior-year figure of 351 million euros.

Cosmetics/Toiletries

Sales[1] in million euros	Q3	1 – 9
2005	**681**	**1,959**
2004	**649**	**1,813**
Change versus previous year	4.9 %	8.0 %

[1] change calculated on the basis of units of 1,000 euros

Sales development	Q3	1 – 9
Change versus previous year	4.9 %	8.0 %
Foreign exchange	0.8 %	–0.3 %
after adjusting for foreign exchange	4.1 %	8.3 %
acquisitions/divestments	0.0 %	5.6 %
organic[1]	4.1 %	2.7 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros	Q3	1 – 9
2005	**80**	**232**
2004 comparable	**69**	**202**
Change versus previous year	14.9 %	14.5 %
after adjusting for foreign exchange	14.7 %	15.4 %

[1] change calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q3	1 – 9
2005	**11.6 %**	**11.8 %**
2004 comparable	**10.6 %**	**11.2 %**
Change versus previous year	1.0 pp	0.6 pp
after adjusting for foreign exchange	1.1 pp	0.7 pp

pp = percentage points

Adjusted for foreign exchange, sales of the **Cosmetics/ Toiletries** business sector increased by a very encouraging 4.1 percent. This figure also corresponds to the rate of organic growth achieved. The regions Europe/ Africa/Middle East and North America were the major contributors to this growth.

Operating profit, adjusted for foreign exchange, rose by 14.7 percent above the comparable level for the previous year quarter. There were two main reasons for this overproportional increase: a greater share of high-margin products, and cost savings in the wake of implemented restructuring measures. Return on sales rose by 1.0 percentage points to 11.6 percent. Return on capital employed (ROCE) improved by 1.4 percentage points to 13.6 percent. This resulted both from an improved profit level and a lower capital base.

Our *hair cosmetics business* performed very well, particularly in Europe, profiting from a range of product launches. Intensive hair colors and lively reflex effects characterize the new Schwarzkopf Natural & Easy range of colorants featuring an innovative active formula. The 50th anniversary of the styling brand Taft provided an opportunity for numerous marketing activities. In the hair care segment, we launched our new Gliss Kur line Asia Beauty onto the market.

The good growth achieved in the *body care business* was due in particular to the expansion of our body wash product range in North America. Our European business once again profited from the innovative Fa Yogurt line, which was expanded with new shower gel variants and liquid soaps.

The *skin care business* was given an innovation-driven boost through the introduction of Diadermine Novalift which, as a professional anti-aging application, provides for visibly firmer skin.

Our *oral care business* continued to perform well, once again profiting from demand for dental whitening products in Europe.

The *hair salon business* experienced further growth, particularly in Germany and Eastern Europe. Our hair care brand BC Bonacure was relaunched worldwide on the basis of a new hair therapy concept. Further momentum was also added to the Indola brand, acquired last year, through the introduction of the completely revamped, permanent hair colorant line Profession Caring Color.

Outlook

Taking the year as a whole, we continue to expect organic growth in sales to outperform the world cosmetics market. We expect operating profit, adjusted for foreign exchange, to increase in the double-digit percentage range versus the comparable prior-year figure of 291 million euros.

Consumer and Craftsmen Adhesives

Sales[1] in million euros

	Q3	1 – 9
2005	**481**	**1,279**
2004	**395**	**1,103**
Change versus previous year	21.6 %	15.9 %

[1] change calculated on the basis of units of 1,000 euros

Sales development

	Q3	1 – 9
Change versus previous year	21.6 %	15.9 %
Foreign exchange	2.1 %	0.3 %
after adjusting for foreign exchange	19.5 %	15.6 %
acquisitions/divestments	13.5 %	12.0 %
organic[1]	6.0 %	3.6 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q3	1 – 9
2005	**54**	**141**
2004 comparable	**50**	**132**
Change versus previous year	8.5 %	6.8 %
after adjusting for foreign exchange	6.8 %	6.1 %

[1] change calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q3	1 – 9
2005	**11.3 %**	**11.0 %**
2004 comparable	**12.7 %**	**12.0 %**
Change versus previous year	–1.4 pp	–1.0 pp
after adjusting for foreign exchange	–1.4 pp	–1.0 pp

pp = percentage points

The **Consumer and Craftsmen Adhesives** business sector reported an increase in sales of 19.5 percent after adjusting for foreign exchange. This significant rise was the result both of an acceleration in organic growth to 6.0 percent and the very successful performance of our acquisitions. In regional terms, developments were once again very mixed. The rate of growth achieved in Eastern Europe, Latin America and Asia was well above average, while business in Western Europe remained weak due to prevailing market conditions.

Operating profit, adjusted for foreign exchange, was 6.8 percent above the comparable level for the previous year. Return on sales improved to 11.3 percent as compared with 10.7 percent in the second quarter of 2005, but still fell short of the comparable prior-year figure of 12.7 percent. There were two main reasons for this: the significant increase in raw material costs could not be completely passed on to the market, and the strong performance achieved in the partly still low-margin markets of the growth regions. As a consequence of the acquisitions-related higher capital base, return on capital employed (ROCE) fell to 19.5 percent.

Our *adhesives and adhesive tapes for home, school and office* turned in a slight improvement in performance. The innovative and easy-to-use adhesive tape product Easy Start was gradually introduced into our international markets, where it was very well received.

In the case of our *adhesives and sealants for DIY and craftsmen,* the high rate of growth achieved came from countries outside Western Europe. The very encouraging performance of the businesses acquired as part of the Sovereign acquisition in North America continued unabated.

Our activities in the *building adhesives segment* continued to develop very well. In the seasonally particularly important third quarter, we achieved our highest growth rates in Eastern Europe. The water-proofing business acquired in the United Arab Emirates offers a highly promising platform for future development of the rapidly growing construction market of the Gulf region.

Outlook

We expect a further positive business development as we approach the end of the year, with market conditions remaining essentially unchanged.

Taking the year as a whole, we continue to expect organic sales to grow significantly faster than the market. We expect operating profit, adjusted for foreign exchange, to increase in the double-digit percentage range versus the comparable prior-year figure of 169 million euros.

Henkel Technologies

Sales[1] in million euros

	Q3	1 – 9
2005	**832**	**2,415**
2004	**695**	**2,104**
Change versus previous year	19.6 %	14.8 %

[1] change calculated on the basis of units of 1,000 euros

Sales development

	Q3	1 – 9
Change versus previous year	19.6 %	14.8 %
Foreign exchange	1.8 %	–0.3 %
after adjusting for foreign exchange	17.8 %	15.1 %
acquisitions/divestments	9.9 %	10.1 %
organic[1]	7.9 %	5.0 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q3	1 – 9
2005	**86**	**256**
2004 comparable	**69**	**225**
Change versus previous year	25.9 %	13.9 %
after adjusting for foreign exchange	23.6 %	13.9 %

[1] change calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q3	1 – 9
2005	**10.4 %**	**10.6 %**
2004 comparable	**9.8 %**	**10.7 %**
Change versus previous year	0.6 pp	–0.1 pp
after adjusting for foreign exchange	0.5 pp	–0.1 pp

pp = percentage points

Compared with the prior-year quarter, the **Henkel Technologies** business sector increased sales adjusted for foreign exchange by 17.8 percent. This was driven both by organic growth of 7.9 percent and previous acquisitions.

Adjusted for foreign exchange, operating profit exceeded the comparable prior-year figure by 23.6 percent. Return on sales increased by 0.6 percentage points to 10.4 percent. Following the successful implementation of price increases and savings achieved through the restructuring program, we were able to more than offset the effects from the increase in raw material prices. Return on capital employed (ROCE) rose by 2.5 percentage points to 14.4 percent.

In the *aerospace industry*, we benefited from increasing demand for composite adhesives. Our *automotive business* profited from the market launch of PVC-free surface coatings and liquid-applicable sound insulation products. Our *electronics business* benefited from a significant increase in demand following the rundown of semiconductor components stockpiled by our customers in 2004.

In the *steel industry*, we enjoyed a successful product launch aimed at major suppliers to the automobile industry. Our activities in the *durable goods market* (e.g. refrigeration equipment) produced substantial business growth. The continuing high demand for flatscreens boosted sales in specialty products for the cleaning and pretreatment of the components used in their manufacture.

Our expansion in market share related to major customers was due to increased business involving the film laminating adhesives used in the manufacture of packagings for *consumer goods*. In the *industrial maintenance, repair and overhaul sector*, we successfully launched a range of adhesives based on epoxy resin. These products offer cost-efficient solutions in the repair and protection of equipment susceptible to wear in the mining, water treatment and power generation industries.

Outlook

Encouragingly, the situation encountered in our sales markets has undergone a slight improvement, while the uncertain situation in relation to petroleum-based raw materials has led to sustained tension in the procurement markets. Hence, we are striving to achieve further price increases for our products.

Taking the year as a whole, we continue to expect organic sales to grow significantly faster than the market. We expect operating profit, adjusted for foreign exchange, to increase in the double-digit percentage range versus the comparable prior-year figure of 299 million euros.

Henkel Group: Segment Information[1]

Third Quarter 2005 in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Tech-nologies	Corporate	**Group**
Sales July – September 2005	**1,086**	**681**	**481**	**832**	**60**	**3,140**
Change versus previous year	12.0 %	4.9 %	21.6 %	19.6 %	–	13.2 %
Proportion of Group sales	35 %	22 %	15 %	26 %	2 %	100 %
Sales July – September 2004	970	649	395	695	63	2,772
EBITDA July – September 2005	**137**	**94**	**62**	**112**	**–23**	**382**
EBITDA July – September 2004	134	89	60	90	–26	347
Change versus previous year	2.0 %	5.3 %	2.8 %	25.2 %	–	10.0 %
Return on sales (EBITDA) July – September 2005	**12.6 %**	**13.8 %**	**12.8 %**	**13.6 %**	**–**	**12.2 %**
Return on sales (EBITDA) July – September 2004	13.8 %	13.7 %	15.1 %	13.0 %	–	12.5 %
Amortization and depreciation of trademark rights, **other rights and property, plant and equipment July – September 2005**	**28**	**14**	**8**	**26**	**6**	**82**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment July – September 2004	40	20	10	21	4	95
EBIT July – September 2005	**109**	**80**	**54**	**86**	**–29**	**300**
EBIT comparable July – September 2004	94	69	50	69	–30	252
Change versus previous year	15.9 %	14.9 %	8.5 %	25.9 %	–	18.9 %
Return on sales (EBIT) July – September 2005	**10.0 %**	**11.6 %**	**11.3 %**	**10.4 %**	**–**	**9.5 %**
Return on sales (EBIT) comparable July – September 2004	9.7 %	10.6 %	12.7 %	9.8 %	–	9.1 %
Return on capital employed (ROCE) July – September 2005	**13.6 %**	**13.6 %**	**19.5 %**	**14.4 %**	**–**	**13.5 %**
Return on capital employed (ROCE) July – September 2004	16.7 %	12.2 %	22.2 %	11.9 %	–	13.1 %
Capital employed July – September 2005[2]	**3,208**	**2,321**	**1,118**	**2,397**	**–142**	**8,902**
Capital employed July – September 2004[2]	2,221	2,232	905	2,294	44	7,696
Change versus previous year	44.4 %	4.0 %	23.5 %	4.5 %	–	15.7 %
Capital expenditures (excl. financial assets) July – September 2005	**36**	**27**	**53**	**99**	**10**	**225**
Capital expenditures (excl. financial assets) July – September 2004	45	3	14	25	4	91
Operating assets July – September 2005	**4,451**	**2,792**	**1,495**	**2,854**	**355**	**11,947**
Operating liabilities July – September 2005	**984**	**650**	**366**	**751**	**479**	**3,230**
Net operating assets employed July – September 2005[3]	**3,467**	**2,142**	**1,129**	**2,103**	**–124**	**8,717**
Operating assets July – September 2004	2,506	2,288	1,100	2,516	265	8,675
Operating liabilities July – September 2004	196	393	306	618	268	1,781
Net operating assets employed July – September 2004[3]	2,310	1,895	794	1,898	–3	6,894

[1] change calculated on the basis of units of 1,000 euros [2] including goodwill at cost [3] including goodwill at residual book values

Henkel Group: Segment Information[1)]

January – September 2005 in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Tech-nologies	Corporate	**Group**
Sales January – September 2005	**3,055**	**1,959**	**1,279**	**2,415**	**178**	**8,886**
Change versus previous year	14.9 %	8.0 %	15.9 %	14.8 %	–	12.9 %
Proportion of Group sales	34 %	22 %	15 %	27 %	2 %	100 %
Sales January – September 2004	2,658	1,813	1,103	2,104	193	7,871
EBITDA January – September 2005	**404**	**269**	**168**	**328**	**–69**	**1,100**
EBITDA January – September 2004	345	245	161	288	–77	962
Change versus previous year	17.4 %	9.6 %	4.2 %	13.9 %	–	14.4 %
Return on sales (EBITDA) January – September 2005	**13.2 %**	**13.7 %**	**13.1 %**	**13.6 %**	**–**	**12.4 %**
Return on sales (EBITDA) January – September 2004	13.0 %	13.5 %	14.6 %	13.7 %	–	12.2 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – September 2005	**85**	**37**	**27**	**72**	**18**	**239**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – September 2004	93	43	29	63	15	243
EBIT January – September 2005	**319**	**232**	**141**	**256**	**–87**	**861**
EBIT comparable January – September 2004	252	202	132	225	–92	719
Change versus previous year	26.4 %	14.5 %	6.8 %	13.9 %	–	19.6 %
Return on sales (EBIT) January – September 2005	**10.4 %**	**11.8 %**	**11.0 %**	**10.6 %**	**–**	**9.7 %**
Return on sales (EBIT) comparable January – September 2004	9.5 %	11.2 %	12.0 %	10.7 %	–	9.1 %
Return on capital employed (ROCE) January – September 2005	**13.3 %**	**13.9 %**	**16.4 %**	**14.7 %**	**–**	**13.1 %**
Return on capital employed (ROCE) January – September 2004	16.4 %	14.0 %	19.9 %	12.9 %	–	13.2 %
Capital employed January – September 2005[2)]	**3,204**	**2,221**	**1,149**	**2,323**	**–153**	**8,744**
Capital employed January – September 2004[2)]	2,048	1,926	885	2,321	94	7,274
Change versus previous year	56.5 %	15.3 %	29.8 %	0.1 %	–	20.2 %
Capital expenditures (excl. financial assets) January – September 2005	**107**	**52**	**319**	**388**	**25**	**891**
Capital expenditures (excl. financial assets) January – September 2004	1,986	1,367	90	68	14	3,525
Operating assets January – September 2005	**4,321**	**2,719**	**1,421**	**2,746**	**327**	**11,534**
Operating liabilities January – September 2005	**990**	**681**	**340**	**722**	**480**	**3,213**
Net operating assets employed January – September 2005[3)]	**3,331**	**2,038**	**1,081**	**2,024**	**–153**	**8,321**
Operating assets January – September 2004	2,996	2,314	1,067	2,513	349	9,239
Operating liabilities January – September 2004	992	707	286	609	255	2,849
Net operating assets employed January – September 2004[3)]	2,004	1,607	781	1,904	94	6,390

[1)] change calculated on the basis of units of 1,000 euros [2)] including goodwill at cost [3)] including goodwill at residual book values

Henkel Group: Consolidated Statement of Income

Third Quarter 2005 in million euros

	Q3/2004	%	comparable Q3/2004	%	**Q3/2005**	%	**Change**
Sales	**2,772**	**100.0**	**2,772**	**100.0**	**3,140**	**100.0**	**13.2 %**
Cost of sales	1,491	53.8	1,491	53.8	1,725	54.9	15.7 %
Gross profit	**1,281**	**46.2**	**1,281**	**46.2**	**1,415**	**45.1**	**10.5 %**
Marketing, selling and distribution costs	815	29.3	815	29.3	882	28.1	8.2 %
Research and development costs	71	2.6	71	2.6	81	2.6	14.1 %
Administrative expenses	138	5.0	138	5.0	154	5.0	11.6 %
Other operating income	14	0.5	14	0.5	34	1.1	>100.0 %
Other operating charges	16	0.6	16	0.6	26	0.8	62.5 %
Goodwill amortization	50	1.8	–	–	–	–	–
Restructuring costs	3	0.1	3	0.1	6	0.2	100.0 %
Operating profit (EBIT)	**202**	**7.3**	**252**	**9.1**	**300**	**9.5**	**18.9 %**
Net income from participations	44	1.6	44	1.6	26	0.8	-40.9 %
Net interest expense	-46	-1.7	-46	-1.7	-59	-1.9	28.3 %
Financial items	**-2**	**-0.1**	**-2**	**-0.1**	**-33**	**-1.1**	–
Earnings before tax	**200**	**7.2**	**250**	**9.0**	**267**	**8.4**	**6.8 %**
Taxes on income	-65	-2.3	-65	-2.3	-68	-2.2	4.6 %
Net earnings	**135**	**4.9**	**185**	**6.7**	**199**	**6.2**	**7.6 %**
Minority interests	-4	-0.1	-4	-0.1	-4	-0.1	0.0 %
Net earnings after minority interests	**131**	**4.8**	**181**	**6.6**	**195**	**6.1**	**7.7 %**
Earnings per preferred share (in euros)	**0.92**		**1.27**		**1.36**		7.1 %
Earnings per ordinary share (in euros)	**0.91**		**1.26**		**1.35**		7.1 %

Notes to the Consolidated Statement of Income, January through September 2005

Due primarily to acquisitions, sales in the first nine months of 2005 rose by more than 1 billion euros (12.9 percent) compared with the same period in the previous year. The primary contributors were our recent acquisitions of Dial, Sovereign and Orbseal, and the businesses acquired from Clorox. Over the same period, the cost of sales grew by 15.4 percent. Gross profit improved by 10.1 percent to 4,085 million euros. Owing to the disproportionately high increase in cost of sales, gross margin fell by 1.1 percentage points, from 47.1 percent to 46.0 percent. This decrease in margin is due particularly to the significant increase in prices for raw materials and packaging.

Marketing, selling and distribution costs increased by 8.9 percent. At 235 million euros, research and development costs were well above the prior-year level, but due to the increase in sales, the R&D ratio (expenditure on research and development as a percentage of sales) remained unchanged at 2.6 percent. Administrative expenses increased by 7.0 percent. A major reason for this disproportionally low rise lies in the measures successfully implemented as part of the Advanced Restructuring Program, the implementation of which has remained on schedule since its initiation in 2004.

Henkel Group: Consolidated Statement of Income

January – September 2005 in million euros

	1 – 9/2004	%	comparable 1 – 9/2004	%	**1 – 9/2005**	%	**Change**
Sales	**7,871**	**100.0**	**7,871**	**100.0**	**8,886**	**100.0**	**12.9 %**
Cost of sales	4,160	52.9	4,160	52.9	4,801	54.0	15.4 %
Gross profit	**3,711**	**47.1**	**3,711**	**47.1**	**4,085**	**46.0**	**10.1 %**
Marketing, selling and distribution costs	2,348	29.8	2,348	29.8	2,557	28.9	8.9 %
Research and development costs	204	2.6	204	2.6	235	2.6	15.2 %
Administrative expenses	427	5.4	427	5.4	457	5.1	7.0 %
Other operating income	70	0.9	70	0.9	102	1.2	45.7 %
Other operating charges	63	0.8	63	0.8	63	0.7	0.0 %
Goodwill amortization	144	1.8	–	–	–	–	–
Restructuring costs	20	0.3	20	0.3	14	0.2	–30.0 %
Operating profit (EBIT)	**575**	**7.3**	**719**	**9.1**	**861**	**9.7**	**19.6 %**
Net income from participations	137	1.7	137	1.7	64	0.7	–53.3 %
Net interest expense	–121	–1.5	–121	–1.5	–161	–1.8	33.1 %
Financial items	**16**	**0.2**	**16**	**0.2**	**–97**	**–1.1**	**–**
Earnings before tax	**591**	**7.5**	**735**	**9.3**	**764**	**8.6**	**3.9 %**
Taxes on income	–192	–2.4	–192	–2.4	–196	–2.2	2.1 %
Net earnings	**399**	**5.1**	**543**	**6.9**	**568**	**6.4**	**4.6 %**
Minority interests	–10	–0.1	–10	–0.1	–12	–0.1	20.0 %
Net earnings after minority interests	**389**	**5.0**	**533**	**6.8**	**556**	**6.3**	**4.3 %**
Earnings per preferred share (in euros)	**2.74**		**3.74**		**3.90**		**4.3 %**
Earnings per ordinary share (in euros)	**2.69**		**3.70**		**3.86**		**4.3 %**

The net balance of other operating income and charges increased by 32 million euros, with currency gains from our operating business being augmented by higher income from disposals and write-ups of fixed assets.

Pursuant to IFRS 3 "Business Combinations", which came into force on March 31, 2004, goodwill is no longer subject to scheduled amortization effective fiscal 2005; instead, it must be reviewed at least annually for impairment based on impairment tests. For better comparability, the figures both for the first nine months and also for the third quarter of 2004 have been shown with an additional column depicting the situation before goodwill amortization.

At – 97 million euros, financial items were 113 million euros below the prior-year level. Absent from net income from participations were the earnings from the divested Clorox stake which, in the previous year, amounted to 91 million euros. Income from our participation in Ecolab increased by 16 million euros to 62 million euros thanks to positive business developments at this associate. Net interest expense increased by 40 million euros compared with the previous year. There was an increase in interest charges for two reasons: average borrowings increased as a result of the financing required for acquisitions, and there was a rise in the US dollar interest rates. On the income side, the interest previously received from the since redeemed Cognis vendor note is now absent. The interest element of pension provisions increased only slightly compared with the level of the previous year.

The tax rate amounted to 25.7 percent, thus remaining at the prior-year level after adjusting for the effects of goodwill amortization.

At 568 million euros, net earnings for the first nine months of the year were up 4.6 percent. After deducting minority interests, the balance is 556 million euros. Earnings per preferred share increased from 3.74 euros to 3.90 euros – a rise of 4.3 percent.

Henkel Group: Consolidated Balance Sheet

Consolidated balance sheet in million euros

	Dec. 31, 2004	%	**Sept. 30, 2005**	%
Intangible assets	4,554	34.6	5,570	39.4
Property, plant and equipment	1,808	13.8	2,031	14.4
Financial assets	1,038	7.9	762	5.4
Fixed assets	**7,400**	**56.3**	**8,363**	**59.2**
Inventories	1,196	9.1	1,399	9.9
Trade accounts receivable	1,743	13.3	2,138	15.2
Other receivables and miscellaneous assets	777	5.9	678	4.8
Liquid funds / Marketable securities	1,695	12.9	1,249	8.8
Current assets	**5,411**	**41.2**	**5,464**	**38.7**
Deferred tax assets	**327**	**2.5**	**300**	**2.1**
Total assets	**13,138**	**100.0**	**14,127**	**100.0**

	Dec. 31, 2004	%	**Sept. 30, 2005**	%
Equity excluding minority interests	**4,588**	**34.9**	**5,429**	**38.4**
Minority interests	16	0.1	24	0.2
Equity including minority interests	**4,604**	**35.0**	**5,453**	**38.6**
Provisions for pensions and similar obligations	1,815	13.8	1,841	13.0
Other provisions	1,513	11.5	1,624	11.5
Provisions for deferred tax liabilities	455	3.5	517	3.7
Provisions	**3,783**	**28.8**	**3,982**	**28.2**
Borrowings	3,174	24.2	2,923	20.6
Trade accounts payable	1,099	8.4	1,266	9.0
Other liabilities	478	3.6	503	3.6
Liabilities	**4,751**	**36.2**	**4,692**	**33.2**
Total equity and liabilities	**13,138**	**100.0**	**14,127**	**100.0**

Henkel Group: Statement of Changes in Equity

Statement of changes in equity in million euros

	2004	**2005**
Shareholders' equity including minority interests at Jan. 01	**3,386**	**4,604**
Net earnings	399	568
thereof minority interests	−10	−12
Dividend distributions	−176	−187
Other changes taken to equity	46	−29
Foreign exchange	5	497
Shareholders' equity including minority interests at Sept. 30	**3,660**	**5,453**

Notes to the Balance Sheet / Statement of Changes in Equity, January through September 2005

The balance sheet total as of September 30, 2005 has risen by 989 million euros to 14,127 million euros, an increase of 7.5 percent. The rise on the assets side is due to substantially higher fixed assets compared with the previous year. Despite a decrease in liquid funds, current assets have remained virtually constant.

Intangible assets rose by around 1 billion euros. Of this increase, around 50 percent was due to acquisitions (primarily Sovereign), with the other 50 percent attributable to foreign exchange effects: compared with the balance sheet as of December 31, 2004, the US dollar has appreciated against the euro by 16 cents. Property, plant and equipment increased by 223 million euros. At 272 million euros, capital expenditures exceeded depreciation, which amounted to 206 million euros. Acquisitions and foreign exchange effects contributed a total of 157 million euros to the rise in property, plant and equipment. Financial assets declined by 276 million euros to 762 million euros. The cause of the decrease is the first-time consolidation of Sovereign, USA, in 2005 which, given the late transaction closing date toward the end of 2004, was initially recognized in financial assets.

At 5,464 million euros, current assets remained at the level of the previous year. A decrease in liquid funds amounting to 446 million euros was offset by an increase in inventories (203 million euros) and also in accounts receivable and miscellaneous assets (296 million euros).

Shareholders' equity rose from 4,604 million euros to 5,453 million euros – an increase of 849 million euros. The rise is due primarily to net earnings for the nine months amounting to 568 million euros, and currency translation gains amounting to 497 million euros. There was an outflow of 187 million euros in dividends paid, while other changes in shareholders' equity not affecting income had a negative effect amounting to – 29 million euros. The equity ratio thus rose by 3.6 percentage points to 38.6 percent.

At 199 million euros, provisions rose 5.3 percent compared with the previous year. Provisions for pensions and similar obligations increased by 26 million euros as a result of foreign exchange effects and also due to pension obligations assumed from the Sovereign acquisition. Despite the utilization of the provision for Advanced Restructuring measures as planned, other provisions increased by 111 million euros. The main contributors to this rise were acquisition-related and foreign exchange effects.

The slight decrease in liabilities from 4,751 million euros to 4,692 million euros is due primarily to a decrease of 251 million euros in borrowings. In addition, the Sovereign bond, which had not yet been included in the borrowings for 2004, was redeemed. Trade accounts payable increased by 167 million euros. Other liabilities remained at the level of the previous year.

Henkel Group: Cash Flow Statement

Cash flow statement in million euros

	comparable 1 – 9/2004[1]	**1 – 9/2005**
Operating profit (EBIT)	**719**	**861**
Income taxes paid	–186	–153
Depreciation/write-ups of fixed assets (excluding financial assets)	243	239
Net gains/losses from disposals of fixed assets (excluding financial assets)	–2	–6
Change in inventories	–18	–92
Change in receivables and miscellaneous assets	–162	–260
Change in liabilities and provisions	111	18
Cash flow from operating activities	**705**	**607**
Capital expenditures on intangible assets	–15	–21
Capital expenditures on property, plant and equipment	–241	–272
Capital expenditures on financial assets/acquisitions	–2,397	–56
Proceeds from disposals of fixed assets	437	31
Cash flow from investing activities/acquisitions	**–2,216**	**–318**
Henkel KGaA dividends	–167	–181
Subsidiary company dividends (to other shareholders)	–9	–6
Interest and dividends received	113	53
Interest paid	–160	–214
Dividends and interest paid and received	*–223*	*–348*
Change in borrowings	768	–526
Other financing transactions	–2	–34
Cash flow from financing activities	**543**	**–908**
Change in cash and cash equivalents	**–968**	**–619**
Effects of exchange rate changes on cash and cash equivalents	–1	173
Change in liquid funds and marketable securities	**–969**	**–446**
Liquid funds and marketable securities at January 1	1,188	1,695
Liquid funds and marketable securities at September 30	219	1,249

Computation of free cash flow in million euros

	comparable 1 – 9/2004[1]	**1 – 9/2005**
Cash flow from operating activities	**705**	**607**
Capital expenditures on intangible assets	–15	–21
Capital expenditures on property, plant and equipment	–241	–272
Proceeds from disposals of fixed assets	437	31
Dividends received / Net interest	–47	–161
Free cash flow	**839**	**184**

[1] No impact on the cash flow from operating activities as a result of the adoption of the new IAS/IFRS Standards. The EBIT (+144 million euros) and the depreciation/write-ups of fixed assets (–144 million euros) were adjusted because goodwill is no longer amortizised.

Notes to the Cash Flow Statement, January through September 2005

Cash flow from operating activities amounted to 607 million euros, a decrease of 98 million euros compared with the previous year. Earnings before interest, taxes, depreciation and amortization (EBITDA) improved by 138 million euros. Income taxes paid were 33 million euros below the prior-year level. The decrease in operating cash flow is due to an increase in net working capital. This grew by 334 million euros, 265 million euros more than during the prior-year period. The rise is primarily attributable to higher inventory levels and an increase in trade accounts receivable. We have built up our inventories in order to counter the effects of the increasing scarcity of certain raw materials and the increased prices for raw materials and packaging. There was no major change in non-interest-bearing liabilities and provisions. An increase in trade accounts payable was countered by utilization of provisions for the Advanced Restructuring measures and by debt refinancing in relation to Dial and Sovereign.

At – 318 million euros, **cash flow from investing activities/acquisitions** improved by 1,898 million euros compared to the previous year. Capital expenditures on property, plant and equipment and intangible assets for existing operations rose by 37 million euros to 293 million euros. By contrast, cash outflow for acquisitions fell significantly due to the impact of the purchase prices paid for Dial and ARL in the previous year, albeit with the counter-effect of the vendor note redemption by Cognis adding 413 million euros to proceeds from disposals of fixed assets in the previous year.

At – 908 million euros, **cash flow from financing activities** was 1,451 million euros below the prior-year figure. The balance of dividends and interest paid and received declined by 125 million euros, due primarily to the absence of dividends from Clorox, a larger dividend payout compared with the previous year, and higher interest payments resulting from the rise in average borrowings compounded by higher US dollar interest rates. In addition, financial debt was reduced by 526 million euros in the first nine months of 2005. This compared with an acquisitions-related increase in borrowings of 768 million euros in the previous year.

Free cash flow, shown before investments in financial assets/acquisitions and dividends paid, amounted to 184 million euros. After adjustment for exceptional items, free cash flow fell by 118 million euros, from 426 million euros to 308 million euros.

Supplementary Notes

Earnings Per Share

Basic (undiluted) earnings per share are calculated by dividing net earnings after minority interests by the weighted average number of shares outstanding during the period under review.

The Stock Incentive Plan, initiated in 2000, diluted earnings per share as of the close on September 30, 2005, as the options granted under all five tranches were all "in the money". The number of potentially outstanding preferred shares generating this effect is 231,555. As a consequence, diluted earnings per share are 1 eurocent lower than the basic EPS figure.

Earnings per share

		1 – 9/2005
Net earnings after minority interests	**in million euros**	**556**
Number of outstanding ordinary shares		86,598,625
Earnings per ordinary share	**in euros**	**3.86**
Number of outstanding preferred shares[1]		56,916,208
Earnings per preferred share	**in euros**	**3.90**
Dilution effect arising from Stock Incentive Plan		231,555
Number of potential outstanding preferred shares		57,147,763
Diluted earnings per preferred share	**in euros**	**3.89**

[1] weighted average

Changes in Treasury Stock

The balance of treasury stock held on September 30, 2005, amounted to 2,449,970 preferred shares. This represents 1.68 percent of the capital stock with a proportional nominal value of 6.26 million euros.

As a result of the options pertaining to the Stock Incentive Plan being exercised, the treasury stock held by the company as at the end of the third quarter was reduced by 22,230 preferred shares with a proportional nominal value of 0.057 million euros (0.02 percent of capital stock).

Accounting and Valuation Policies

This unaudited interim report of the Henkel Group, like the consolidated financial statements for fiscal 2004, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as per the 2004 financial statements, with the following exceptions:

- Since January 1, 2005, goodwill acquired before March 31, 2004, is no longer subjected to scheduled amortization.
- All share-based payments are treated in accordance with the provisions of IFRS 2.

The new structure of the balance sheet according to the maturity of the individual items, as required by IAS 1, will be implemented in the consolidated financial statements for fiscal 2005.

Composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 16 domestic and 235 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

These interim financial statements as of September 30, 2005 reflect the first-time consolidation of the Sovereign Group, Chicago, Illinois, USA. The business combination has been recognized in accordance with the purchase method under which, on the basis of a so-called purchase price allocation process, hidden reserves and hidden charges of the acquired enterprise are recognized and all identifiable intangible assets are shown separately from goodwill. The purchase price allocation process was completed in the third quarter of 2005.

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

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THE GLOBAL COMPACT

Calendar

Fiscal 2005 Press and Analysts' Conference:
Tuesday, February 21, 2006

Annual General Meeting of Henkel KGaA 2006:
Monday, April 10, 2006

Publication of Report
for the First Quarter 2006:
Wednesday, May 3, 2006

Publication of Report
for the Second Quarter 2006:
Wednesday, August 2, 2006

Publication of Report
for the Third Quarter 2006:
Wednesday, November 8, 2006

Fall Press and Analysts' Conference 2006:
Wednesday, November 8, 2006

Up-to-date facts and figures on Henkel
also available on the internet: www.henkel.com

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Henkel

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